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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

Confidential

July 16, 2018

Re:	Contura Energy, Inc. Draft Registration Statement on Form S-4

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Dear Sir or Madam:

On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company”), we have confidentially submitted to the staff of the Securities and Exchange Commission (the ”Commission”) for its review the Company’s Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) relating to its proposed transaction with ANR, Inc. (“ANR”) and Alpha Natural Resources Holdings, Inc. (“Holdings”). In accordance with the procedures of the Commission for draft registration statement submissions, the enclosed Draft Registration Statement is being submitted to you in draft, unsigned form on a confidential basis. We are including with this letter three copies of the Draft Registration Statement, as confidentially submitted with the Commission on July 13, 2018.

The Draft Registration Statement includes audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and for the period from July 26, 2016 to December 31, 2016 and the related combined financial statements of the Company and its subsidiaries for the period from January 1, 2016 to July 25, 2016 and for the year ended December 31, 2015. The financial statements for the period from January 1, 2016 to July 25, 2016 and for the year ended December 31, 2015 were prepared on a carve-out basis using Alpha Natural Resources, Inc.’s (“Old Alpha”) historical basis and the Company’s assets, liabilities and operating results while they were under Old Alpha’s ownership. In addition, the Draft Registration Statement includes unaudited interim financial statements of the Company and its subsidiaries for the three-month periods ending March 31, 2018 and 2017.

As required by Item 17(b)(7)(i) of Form S-4, the Draft Registration Statement also includes audited consolidated financial statements of ANR and its subsidiaries as of December 31, 2017

Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 16, 2018

and 2016, for the year ended December 31, 2017 and for the period from July 26, 2016 through December 31, 2016, which are the only financial statements of ANR and its subsidiaries previously provided to shareholders of ANR. In addition, the Draft Registration Statement includes unaudited interim financial statements of ANR and its subsidiaries for the three-month periods ending March 31, 2018 and 2017.

As previously discussed with the staff of the Commission, the financial statements required for Holdings and its subsidiaries will be included in a subsequent submission of the Company’s Registration Statement on Form S-4.

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	July 16, 2018

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Charles Andrew Eidson, Chief Financial Officer, Contura Energy, Inc.

Robert Slappey, KPMG LLP